UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________________________________
FORM 12b-25
NOTIFICATION OF LATE FILING
________________________________________________________________________________

(Check One): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
FOR THE PERIOD ENDED JUNE 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
FOR THE TRANSITION PERIOD ENDED:
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PART I - REGISTRANT INFORMATION
LIFEVANTAGE CORPORATION
(Exact name of Registrant as specified in its charter)
________________________________________________________________________________

COLORADO	90-0224471
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
9785 S. Monroe Street, Ste 300, Sandy, UT 84070
(Address of principal executive offices)
(801) 432-9000
(Registrant’s telephone number)
PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
LifeVantage Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “Form 10-K”) prior to the filing deadline. Following an internal review by Company personnel of its policies and procedures, the Company is in the process of reviewing its sales into certain international markets and the revenue and income tax accruals associated with such sales. The Company is currently unable to estimate the impact of the review to net revenue, tax expense, net income or other aspects of its financial statements for the fiscal year ended June 30, 2016 or any potential prior periods. The Audit Committee of the Company's Board of Directors is conducting an independent review of these matters and has retained independent counsel to assist in that review.
The review relates to sales of the Company’s products in certain international markets and the determination of revenue and the deductibility of commission and incentive expenses associated with such sales, as well as the policies and procedures related to sales in those specific markets. Consequently, the Company will experience a delay in the timely filing of the Form 10-K. The Company will not be in a position to release financial results for the fiscal year ended June 30, 2016 until the independent review by the Audit Committee is completed. The Company is working diligently on this matter, however, there can be no assurance that the Company will complete the preparation and filing of the Form 10-K within the extension period of 15 calendar days provided under Rule 12b-25 of the Exchange Act.
PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Beatryx Washington	(801)	432-9168
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*  Because of the independent review regarding sales into certain international markets and the revenue and income tax accruals associated with such sales as further discussed in Part III above, the Company has not checked either box in Part IV subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Form 10-K.

Forward-Looking Statements
“Safe Harbor” Statement Under U.S. Private Securities Litigation Reform Act of 1995
This Form 12b-25 contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as "believe", "hopes", "intends", "estimates", "expects", "projects", "plans", "anticipates", "look forward to", "goal", “may be” "ideal fit", and variations thereof, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Examples of forward-looking statements include, but are not limited to, statements we make regarding the conduct of our business in international markets, the independent review being conducted by the Audit Committee of our Board of Directors and the timing of our release of earnings information and the filing of our Form 10-K. Such forward-looking statements are not guarantees of performance and the Company's actual results could differ materially from those contained in such statements. These forward-looking statements are based on the Company's current expectations and beliefs concerning future events affecting the Company and involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, among others, the final conclusions of the Audit Committee (and the timing of such conclusions) concerning the matters discussed above, including tax or other implications resulting from any accounting adjustments or other factors, and those discussed in greater detail in the Company's Annual Report on Form 10-K and the Company's Quarterly Report on Form 10-Q under the caption "Risk Factors," and in other documents filed by the Company from time to time with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this document. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this document, except as required by law.
LifeVantage Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LIFEVANTAGE CORPORATION

Date: September 13, 2016	/s/ Beatryx Washington
Beatryx Washington Senior Vice President of Legal Affairs